Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 23, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust” or “Registrant”)

File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 146/147 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2020 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”) to register Class P2 shares of UBS International Sustainable Equity Fund (the “Fund”), a series of the Trust. Each comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.     Comment.           Please provide fees in the correspondence letter so that staff has an opportunity to review.

Response.            The fees and expenses are included as Appendix A to this letter.

2.    Comment.            With respect to derivatives, how does the Fund calculate derivative positions for purposes of meeting the Rule 35d-1 80% test? If the Fund the uses derivatives to meet the 80% test, please disclose that market rather than notional value will be used towards the test.

Response.            The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Fund’s net asset value. The Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

3.    Comment.            The Fund has the term “sustainability” in its name and should have an 80% policy of investing in environmentally friendly or ESG issuers. Please revise the 80% policy.

Response.            The Trust respectfully declines to add an 80% policy of investing in environmentally friendly or ESG issuers, because such adjective is a strategy of the Fund, rather than a type of investment. The Trust notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainability” in the Fund's name refers to the Fund's investment strategy, pursuant to which the Advisor employs its sustainability strategy. While the sustainability strategy is not included in the 80% policy, the Trust is cognizant that pursuant to Section 35(d) of the 1940 Act a fund's name may not be materially deceptive or misleading and plans to use its sustainability strategy accordingly. The Trust notes that the Fund’s principal investment strategy discloses that the Advisor employs both a positive and negative screening process with regard to securities selection for the Fund and further explains that the sustainability factors used in such screening are material factors that help the Advisor evaluate and compare the environmental, social, and governance performance of the Fund’s investable universe. Therefore, the Fund believes that the screening process used in its securities selection process is a sustainable investment strategy and that the Fund's name is not materially misleading. Further, the Trust notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.”1 If the SEC amends Rule 35d-1 to specifically include sustainable as a term subject to the Names Rule, the Registrant will respond accordingly.

4.    Comment.            We note there is disclosure regarding the ESG sustainability factors, please disclose whether the ESG sustainability factors will be applied to all investments.

Response.            The ESG sustainability factors will be applied to all equity stocks and the disclosure will be revised accordingly.

5.    Comment.            Please clarify that the Fund provides its own independent analysis of issuers. If the Fund uses third-party screens or data providers, we may have additional comments.

Response.            The Advisor to the Fund provides its own independent analysis of issuers. The Advisor uses data from several different service providers to inform the Advisor’s independent analysis.

[1]	See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

6.    Comment.            Please expand “sustainability factor risk.” For example, because the Fund’s sustainability criteria may exclude securities of certain issuers for non-financial reasons, the Fund may forego some market opportunities that are available to funds that do not use ESG/sustainability criteria. ESG/sustainability considerations may be linked to long-term rather than short-term returns.

Response.            Sustainability factor risk will be revised as follows (new disclosure underlined):

Sustainability factor risk: Because the Fund uses sustainability factors to assess and exclude certain investments for non-financial reasons, the Fund may forego some market opportunities available to funds that do not use these factors. As a result, the Fund’s sustainability factors used in its investment process will likely make the Fund perform differently from a fund that relies solely or primarily on financial metrics and the Fund’s sustainability factors may be linked to long-term rather than short-term returns. The sustainability factors may cause the Fund’s industry allocation to deviate from that of funds without these considerations

7.    Comment.            How will the Fund approach relevant ESG/sustainability proxy issues for their companies or explain why the Fund does not think it is required.

Response.            The Advisor has been delegated the responsibility to vote proxies on securities held by the Fund. The proxy voting policy of the Advisor is based on its belief that voting rights have economic value and should be treated accordingly and includes guidelines regarding corporate governance, environmental and social factors during the exercise of voting rights on behalf of the Advisor’s clients, such as the Fund. Underlying the Advisor’s voting and ESG guidelines are two fundamental objectives: (1) acting in the best financial interest of clients and enhancing the long-term value of their investments; and (2) promoting best practice in the boardroom and ensuring that investee companies are sustainable and successful.

8.	Comment.	There is disclosure that states:

These sustainability factors are material factors that help the Advisor evaluate and compare the environmental, social and governance performance of the investable universe.

Please disclose the material factors that the Advisor is using. These factors should be explained in the summary section of the prospectus.

Response.            The summary and statutory strategy sections of the prospectus contain the following disclosure:

The Advisor will employ both a positive and negative screening process with regard to securities selection for the Fund. The negative screening process will exclude securities with more than 5% of sales in alcohol, tobacco, defense, nuclear, GMO (Genetically Modified Organisms), gambling and pornography from the Fund’s portfolio. We believe that this negative screen reduces the global universe by about 7% by market capitalization, and we do not expect it to have a material impact on portfolio construction or strategy. The Advisor may modify the above list of negative screens at any time, without prior shareholder approval or notice. The positive screening process will identify securities of companies that are attractive based on their fundamental and valuation profile in addition to evaluating specific sustainability factors.

These sustainability factors are material factors that help the Advisor evaluate and compare the environmental, social and governance performance of the investable universe. This information is combined with additional financial analysis and research to identify companies the Advisor believes will provide attractively valued and sustainable investment opportunities.

The Fund will add the following additional disclosure about the sustainability factors with respect the positive screening process:

The Advisor uses an ESG Material Issues Framework to identify 3 to 5 of the most financially relevant factors, per sector, that can impact the investment thesis across different industry sectors. The universe of sustainability issues includes environmental factors such as global greenhouse gas emissions and wastewater management; social factors such as customer privacy and product safety; and governance factors such as critical and systemic risk management.

The Advisor uses a proprietary risk tool to combine scores and data points from a number of reputable external research providers together with the UBS internal ESG model to flag companies with elevated sustainability risks. In addition, absolute ESG risks such as poor corporate governance and high ESG controversy levels are included in the Advisor’s risk tool. Collectively, these inputs lead to an ESG Risk Signal which flags companies with high ESG risks. Once outliers are identified, the Advisor conducts more in-depth analysis to assess the material impact of the ESG risks.

9.    Comment.             Please include small and mid-capitalization investing in the strategy sections of the prospectus in addition to the risk sections.

Response.            The Trust notes that the strategy sections of the prospectus discloses that the Fund may invest in stocks of companies of any size.

10.	Comment.	Please complete the performance section of the prospectus.

Response.            This will be completed in the Trust’s Rule 485(b) filing.

11.  Comment.            Please clarify in the disclosure that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. If not, please disclose otherwise.

Response:            The portfolio managers listed in the prospectus of the Fund are primarily and jointly responsible for day-to day management of the respective Fund.

12.  Comment.            Recent financial information in the SAI was largely incomplete, in future filings please include such information in the Rule 485(a) filing if known.

Response:            This will be completed in future Rule 485(a) filings if known.

Please do not hesitate to contact me at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell

Enclosures

cc:	Keith A. Weller

Fund Secretary

Appendix A

Shareholder fees (fees paid directly from your investment)

Class P2
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum contingent deferred sales charge (load) (CDSC) (as a % of purchase or sales price, whichever is less)	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)

Class P2
Management fees	0.80%
Distribution and/or service (12b-1) fees	None
Other expenses[1]	0.32
Total annual fund operating expenses	1.12
Less management fee waiver/expense reimbursements[2]	0.87
Total annual fund operating expenses after management fee waiver/expense reimbursement[2]	0.25

1 “Other expenses” are based on estimates for the current fiscal year and include “Acquired fund fees and expenses,” which were less than 0.01% of the average net assets of the Fund.

2 The Trust, with respect to the Fund, and the Advisor have entered into a written agreement pursuant to which the Advisor has agreed to waive its management fees and retained administration fees, and to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) to the extent necessary so that the Fund’s ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) through the period ending October 28, 2021 do not exceed 0.25%. Pursuant to the expense limitation agreement, the Advisor is entitled to be reimbursed for any expenses it reimburses to the extent such reimbursement can be made during the three years following the period during which such expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the reimbursement or (ii) at the time of the recoupment. The expense limitation agreement may be terminated by the Fund’s Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Advisor. Upon termination of the expense limitation agreement, however, the Advisor’s three year recoupment rights will survive.